Exhibit 99.3

Sun Life Financial Inc.

Earnings Coverage Ratio

For the 12 months ended June 30, 2016

This updated calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s interim consolidated financial statements for the period ended June 30, 2016, in connection with the medium-term note program established by the Company under its prospectus supplement dated April 8, 2015 to a short form base shelf prospectus dated April 8, 2015.

Based on the result of the Company’s operations for the 12 month ended June 30, 2016, the pro forma interest requirement on the Company’s outstanding indebtedness was $254,000,000 and the Company’s income before interest and income tax was $2,945,000,000, which is, 11.6 times the Company’s pro-forma interest requirements for that year.